

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 18, 2020

Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
Forest House
58 Wood Lane
London W12 7RZ United Kingdom

> **Re: Autolus Therapeutics plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 3, 2020**
> **File No. 001-38547**

Dear Mr. Itin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Exhibits

1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please file an abbreviated amendment containing the cover page, explanatory note, signature page and currently dated certifications that include paragraphs 1, 2, 4 and 5. Refer to Item 19(12) of Form 20-F and Regulation S-K Compliance & Disclosure Interpretation 246.13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Christian Itin
Autolus Therapeutics plc
June 18, 2020
Page 2

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences